SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


NAME OF ISSUER:  Motts Holdings, Inc.

TITLE OF CLASS OF SECURITIES:  Common Stock

CUSIP NUMBER:  620124107

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    July 21, 1995


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  620124107


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO X

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   307,825

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:    307,825

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:     307,825

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.12%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.   SECURITY AND ISSUER

     This Schedule relates to the shares of common stock, par value $1 per share ("Common Stock"), of Motts Holdings, Inc. ("Motts"), a corporation organized under the laws of the state of Connecticut. The principal executive offices of Motts are located at 59 Leggett Street, East Hartford, Connecticut 06108.

     The capitalized terms used throughout Amendment 4 and the restatement of all prior Amendments, which are not otherwise defined herein, shall have the same meaning as in the original Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND

     (a), (b), and (c) This Schedule is being filed by Asset Value Fund Limited Partnership, ("Asset Value") a New Jersey limited partnership engaged in investing in securities. Through its wholly-owned subsidiary, Asset Value Holdings, Inc., a Delaware corporation ("AVH"), Asset Value owns 56.5% of American Metals Service, Inc., a Florida corporation ("AMTS") which is engaged in seeking acquisitions. The sole general partner of Asset Value is Asset Value Management, Inc., a Delaware corporation ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc.
("Kent"), whose principal business is the operation of its wholly-owned subsidiary, T. R. Winston & Company, Inc., a New Jersey corporation ("TRW"), which is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent, TRW, AVH, and AMTS all maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B as filed in the the original Form 13D for information, including addresses and principal businesses or occupations, about the executive officers and directors of Asset Value Management and Kent, respectively.)

     (d) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Through May 12, 1993, TRW had acquired an aggregate of 50,000 shares of Motts Common Stock (the "Shares") in open market purchases commencing in November 1991. Effective May 12, 1993, TRW sold the Shares to Asset Value for a purchase price of $275,000, representing the aggregate market value of the Shares on the date of the sale. The aggregate purchase price, including brokerage commissions for the additional 92,000 Shares purchased by Asset Value in open market or private transactions through the close of business on May 21, 1993, is $509,795. Asset Value utilized working capital for the purchase of the Shares.

     AMENDMENT NO. 1: Item 3 is hereby amended by the addition of the following:
     Since the date of the last filing, Asset Value has acquired an additional 28,000 Shares at an aggregate purchase price of $161,227.50, including any brokerage commissions. Asset Value utilized working capital for the purchase of these Shares.

     AMENDMENT NO. 2: Item 3 is hereby amended by the addition of the following:
     Since the date of the last filing, Asset Value has acquired an additional 137,825 Shares at an aggregate purchase price of $459,861.00, including any brokerage commissions. Asset Value utilized working capital for the purchase of these Shares.

Item 4.   PURPOSE OF TRANSACTION.

     Asset Value will hold the Shares for capital appreciation. Asset Value intends to review available options to enhance the stockholder values of Motts.

     Asset Value currently intends to acquire additional shares from time to time in open market or private transactions but, depending on future developments relating to general economic conditions or alternative investment opportunities, may also determine from time to time, or at any time, to sell or otherwise dispose of some or all of its shares.

     Except as otherwise indicated herein, Asset Value has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D.

     AMENDMENT NO. 3: Item 4 is hereby amended by the addition of the following:
In a letter dated March 6, 1995,  Asset Value requested that its designee,  Paul
O. Koether, be presented for election as a director at the next annual meeting of Motts. A copy of that letter is incorporated herein by reference.

     AMENDMENT  NO.4: Item 4 is hereby amended by the addition of the following:
  On July 12, 1995, Motts tendered for Shares of its Common Stock at a price of $7.15 per Share. Asset Value has tendered all of the 307,825 Shares it owns.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 21, 1993, Asset Value beneficially owned 142,000 Shares representing 5.59% of the Shares outstanding based on 2,539,454 Shares outstanding on April 1, 1993, as reported in the Proxy Statement of Motts dated April 12, 1993.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit D hereto sets forth all transactions in Shares effected by Asset Value, Asset Value Management, Kent and the persons listed on Exhibits A and B in the sixty days preceding the date of this Statement, the dates of such transactions, and the per share purchase or sale price. The transactions reported herein, unless otherwise indicated, were open market transactions effected on the American Stock Exchange.

     AMENDMENT NO. 1: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on July 20, 1994, Asset Value beneficially owned 170,000 Shares representing 6.69% of the Shares outstanding based on 2,539,454 Shares outstanding on May 13, 1994, as reported in the Form 10-QSB for the three months ended April 2, 1994.

     AMENDMENT NO. 2: Item 5 is hereby amended to update the information provided as follows:

     (a) As of the close of business on November 18, 1994, Asset Value beneficially owned 307,825 Shares representing 12.12% of the Shares outstanding based on 2,539,454 Shares outstanding as reported in the Form 10-QSB for the six months ended October 31, 1994.

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -    Executive Officers and Directors of Asset Value Management,
                    Inc.
                    (Incorporated herein by reference to Motts Schedule 13D dated May 12, 1993)

     Exhibit B -    Executive Officers and Directors of Kent Financial Services,
                    Inc.
                    (Incorporated herein by reference to Motts Schedule 13D dated May 12, 1993)

     Exhibit C -    All transactions in Motts Common Stock effected in the
                    past sixty days from the date of the original Schedule 13D filed on May 21, 1993 and from the date of each subsequent amendment.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 24, 1995

                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner




                                   /s/ JOHN W. GALUCHIE, JR.
                                   -----------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT C

                                                     NUMBER OF        PRICE
  DATE                                            SHARES PURCHASED  PER SHARE*
- --------                                          ----------------  ----------

ORIGINAL SCHEDULE 13 FILED ON MAY 21, 1993:

05/12/93 .........................................50,000**              $5 1/2
05/12/93 .........................................   500                 6
05/12/93 .........................................   500                 5 7/8
05/12/93 .........................................   500                 5 5/8
05/12/93 ......................................... 9,500                 5 3/4
05/12/93 .........................................81,000                 5 1/2

SCHEDULE 13D/A - AMENDMENT 1:

07/11/94 .........................................  1,600                5.00
07/12/94 .........................................  5,400                5.00
07/12/94 .........................................  2,800                5.00
07/13/94 .........................................  2,000                5.00
07/19/94 .........................................    600                5.00
07/20/94 .........................................  4,600                5.00

SCHEDULE 13D/A - AMENDMENT 2:

10/24/94 .........................................  7,000                4.00
11/18/94 .........................................129,325                3.25








*Exclusive of brokerage commissions, if any.
**Private transaction.
